                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     CHEFITZ                         ROBERT                 M.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Patricof & Co.
     445 Park Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                           NY                   10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     12/06/99
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     AirNet Communications Corporation (ANCC)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock                              90,390                  I                     By limited partnership
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Convertible                                                                                                   By limited
Preferred Stock          Immed.                     Common Stock               22,487(1) $.00374740          I         partnership
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible                                                                                                   By limited
Preferred Stock          Immed.                     Common Stock               34,238(1) $.01506477          I         partnership
------------------------------------------------------------------------------------------------------------------------------------
Series E Senior Convertible                                                                                            By limited
Preferred Stock          Immed.                     Common Stock            1,268,796(1) $.01506477          I         partnership
------------------------------------------------------------------------------------------------------------------------------------
Series F Senior Convertible                                                                                            By limited
Preferred Stock          Immed.                     Common Stock              735,031(1) $.01506477          I         partnership
------------------------------------------------------------------------------------------------------------------------------------
Series G Senior Convertible                                                                                            By limited
Preferred Stock          Immed.                     Common Stock               35,601(1) $.01506477          I         partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrant                                                                                                   By limited
(right to buy)           Immed.      6/10/09        Common Stock               24,535(1)      $3.67          I         partnership
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to buy)           (2)         (3)            Common Stock                7,533        $8.629          D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(2) The option vests in thirty-six equal monthly installments beginning October 7, 1999, subject to attendance of at least 75% of the Board of Directors meetings of the year in question.
(3) Expires 90 days after such time Reporting Person ceases to be a member of the board of directors.




/s/ Robert M. Chefitz                                      12/6/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.